SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company MINUTES OF THE REGULAR AND SPECIAL SHAREHOLDERS MEETINGS HELD ON MARCH 15, 2007

1. DATE, TIME AND PLACE OF THE MEETINGS: Regular and Special Shareholders Meetings convened and instated on March 15, 2007, at 02:00 p.m., on Av. Roque Petroni Junior, 1464, térreo, Auditório, Morumbi, in the Capital of the State of São Paulo.

2. CALL NOTICE: First call notice published in the State of São Paulo Official Gazette (Corporate Section - pages 17, 42 and 111, respectively) in the issues of February 10, 13 and 14, 2007 and in Valor Econômico (pages A-9, B-3 and A-11, respectively), in the issues of February 12, 13 and 14, 2007.

 3. AGENDA: Of the Regular Shareholders Meeting:

(1) To review the Management’s Report, examine, discuss and vote the financial statements for fiscal year ended on 12.31.2006;
(2) To resolve on the allocation of the profit for the year and the distribution of dividends; (3) To approve the capital budget of the company for fiscal year 2007;
(4) To elect the members of the Statutory Audit Committee; and
(5) To fix the annual overall compensation of the directors and officers and the individual compensation of the members of the Statutory Audit Committee.
Of the Special Shareholders Meeting:
(1) to ratify the wording of article 5 of the Bylaws, as suggested by the Board of Directors at a meeting held on 06.08.2006, when the increase of the capital stock was homologated; and
(2) to ratify the election of the Directors, Messrs. Manoel Luiz Ferrão de Amorim, elected on 09.13.2006; Rui Manuel de Medeiros D’Espiney Patrício and João Pedro Amadeu Baptista, both elected on 05.10.2006.

4. ATTENDANCE: The meeting was attended by shareholders representing more than 89.90% of the capital stock, as shown in the records and signatures appearing in the Shareholders Attendance Book, as well as by Officers of the Company, namely, Mr. Roberto Oliveira de Lima – Chief Executive Officer and Mr. Ernesto Daniel Gardelliano – Executive Vice-President for Finance, Planning and Control, by Mr. José Domingos do Prado, representing Deloitte Touche Tohmatsu Auditores Independentes, by Mr. Norair Ferreira do Carmo, representing the Statutory Audit Committee, and by Mr. Carlos César Mazur, the Company’s Accountant.

5. CHAIRMANSHIP OF THE MEETING: Breno Rodrigo Pacheco de Oliveira – Chairman and Simone Wilches Braga – Secretary.

6. RESOLUTIONS: Starting with the works of the meeting, the Chairman explained that the minutes of the meeting would be drawn-up as a summary of the facts, containing just a transcript of the resolutions adopted, as permitted in article 130, §1 of the Joint-Stock Companies Act (“Lei das S.A.”), and informed that the documents or proposals, vote statements or dissenting votes concerning the matters of the agenda should be submitted in writing to the Chair of the Meeting, which, for such purpose, would be represented by the Secretary of the Meeting.

6.1 As for item “1” of the agenda, the Chairman of the Meeting informed that the documents relating to the management’s accounts were available to the shareholders, comprising: the Management Report, the Financial Statements accompanied by the Independent Auditor’s Opinion and the Statutory Audit Committee’s Opinion, all of them referring to the fiscal year ended on 12.31.2006. Following, it was proposed and accepted by the attendees that the reading of the referred documents should be waived, since such documents were fully known to all of them, having been published, in compliance with legal provisions, in the State of São Paulo Official Gazette (Corporate Section, pages 13 to 22 and 28 to 36) and in Valor Econômico (pages A-15 to A-23) in the issues of February 08, 2007. Upon being submitted to discussion and, subsequently, to voting, the matter contained in item 1 of the agenda, namely, the Management Report, the Financial Statements, accompanied by the Independent Auditors’ Opinion and the Statutory Audit Committee’s Opinion for fiscal year ended on 12.31.2006 was approved by majority of votes of the shareholders attending the meeting, with those legally prevented and those not wishing to vote, and having so declared, having refrained themselves from voting, without any restriction or qualification whatsoever.

6.2 As for item “2” of the agenda, the Chairman of the Meeting submitted the matter to discussion and voting, with the Proposals for Allocation of Profit for the Year and Distribution of Dividends of 2006 having been fully approved by majority vote of the shareholders attending the meeting, without any restriction or qualification whatsoever. In consequence of such approval, it has been expressly resolved that the allocation of the Net Profit for the Year, in the amount of seventy million, seven hundred and seventy-three thousand, eighty-one reais and ninety-two cents (R$ 70,773,081.92), posted to the account of Retained Earnings, is as follows:

Net Profit for the Year	R$ 70,773,081.92
Appropriation to the Legal Reserve	R$ (3,538,654.09)
Adjusted Net Profit	R$ 67,234,427.83
Dividends	R$ (16,808,606.96)
Net Profit Balance	R$ 50,425,820.87

1- LEGAL RESERVE: In compliance with the provisions in article 193 of Law 6404/76, approval of the allocation of five per cent (5%) of the Net Profit to the Legal Reserve in the amount of three million, five hundred and thirty-eight thousand, six hundred and fifty-four reais and nine cents (R$ 3,538,654.09).

2 – DIVIDENDS: In compliance with the provisions in article 7, combined to articles 26 and 27 of the Company’s Bylaws, in article 202, items I, II, III of Law 6.404/76, in article 2 of Law 10.303/01 and in Law 8.920/94, approval of the payment of dividends on preferred shares, as follows:

Dividend	16,808,606.96
Common Shares	0
Preferred Shares	16,808,606.96
Dividend per share in R$	Net Value per Share
ON Shares	0
PN Shares	R$ 0.018416532

It has been approved that payment of dividends is made until December 21, 2007.

3- RETAINED EARNINGS: It has been approved, further, that the balance of the Adjusted Net Profit, in compliance with the provisions in art. 196 of Law 6404/76 and in article 26, paragraph 1 of the Bylaws, in the amount of fifty million, four hundred and twenty-five thousand, eight hundred and twenty reais and eighty-seven reais (R$ 50,425,820.87) be transferred to the Profit Reserve for Expansion, pursuant to the proposal made available and read, for new businesses aiming at the expansion of the company’s activities. Such amount is included in the Capital Budget.

6.3       As for item “3” of the agenda, in compliance with the provisions in article 196 of the Joint-Stock Companies Act (“Lei das S.A.”), approval by majority vote of the attendees of the company’s and its controlled company’s consolidated Capital Budget for fiscal year 2007, in the amount of one billion, seven hundred and thirty-two million, forty-nine thousand, two hundred and ninety-three reais and seventy-seven cents (R$ 1,732,049,293.77), in conformity with the following Funding Sources: (i) Adjusted Net Profit balance (Art. 202 of Law 6404/76), in the amount of fifty million, four hundred and twenty-five thousand, eight hundred and twenty reais and eighty-seven cents (R$ 50,425,820.87), and (ii) own/third-party funds, in the amount of one billion, six hundred and eighty-one million, six hundred and twenty-three thousand, four hundred and seventy-two reais and ninety cents (R$ 1,681,623,472.90).

6.4       As for item “4” of the agenda, which refers to the election of members of the Statutory Audit Committee, after the nominations were duly received by the chair of the meeting and the votes were counted, the following persons were elected to the Statutory Audit Committee of the Company: a) By the holders of preferred shares representing 4.77% of this kind of shares, whose vote was given by their proxy, Lucila Prazeres da Silva, at a separate voting, election as titular member, of Mr. Claudio José Carvalho de Andrade, Brazilian, married, business manager, holder of identity card RG nº 4.408.508, SSP/BA and of CPF nº 595.998.045-20, resident and domiciled in the capital of the State of Rio de Janeiro, at Av. Almirante Álvaro Alberto, 180, aptº 1102 and as deputy member, Mr. Daniel Vidal de Almeida, Brazilian, single, engineer, holder of CPF/MF under nº. 013.802.237-25 and of identity card nº. 00587658853, Detran/RJ, resident and domiciled in the capital of the State of Rio de Janeiro, at Rua Carlos Góes, 401, aptº 102, against 3.60% of the votes of the same kind, proposed by the shareholders represented by Mr. Matheus Corredato Rossi and by the shareholders represented by proxy Daniel Alves Ferreira; b) In compliance with legal and statutory provisions regarding the election, in separate, of the representatives of minority shareholders to the Statutory Audit Committee, it has been verified in the Attendance Book that the percentage of shares held by minority shareholders attending the meeting did not reach the minimum 10% required of shares of this kind, as provided for in letter “a”, of paragraph 4, of article 161 of Law 6404/76; c) By the holders of common shares in general, constituting the majority of the shareholders attending the meeting, election as titular members, of Paula Bragança França Mansur, Brazilian, married, B.S. of Economical Sciences, holder of Identity Card RG nº 3.774.477, SSP/MG, enrolled with the CPF/MF under nº 706.845.966-87, resident and domiciled in the Capital of the State of São Paulo, with business address at Rua Martiniano de Carvalho, 851, 12º andar, Bela Vista, São Paulo/SP and Fabiana Faé Vicente Rodrigues, Brazilian, single, lawyer, holder of Identity Card RG nº 21.321.225, SSP/SP, enrolled with the CPF/MF under nº 177.777.148- 05, resident and domiciled in the city of São Paulo-SP, with business address at Av. Brigadeiro Faria Lima, 2277, 15º andar, 1503, Jardim Paulistano, São Paulo/SP and as deputy members, Messrs. Norair Ferreira do Carmo, Brazilian, married, accountant, identity card nº 16220475 SSP/SP, enrolled with the CPF under nº 054.307.008-51, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Rua Martiniano de Carvalho, 851, 17º andar, São Paulo/SP and João Renato Pierre, Brazilian, single, B.S. of Accounting Sciences, holder of identity card n.º RG 8.357.921 – SSP/SP, enrolled with the CPF under n.º 775.985.398-07, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Faria Lima, 2277, 15º andar, 1503, Jardim Paulistano, São Paulo, SP, CEP 01452-000. The term of office of all the members of the Statutory Audit Committee now elected begins on this date and shall end on the date of the General Shareholders Meeting of 2008. It is further recorded that none of the elected members was prevented by law from occupying such office.

6.5       As for item “5” of the agenda, which refers to the compensation of the Officers, Directors and Members of the Statutory Audit Committee, it was approved by majority vote of the shareholders attending the meeting, that the annual overall compensation of the directors and officers should be fixed at seven million, seven hundred and eighty-seven thousand, two hundred and ninety reais and forty-five cents (R$ 7,787,290.45), it being the duty of the Board of Directors to distribute such amount among its members and the members of the Board of Executive Officers. It has been further approved, by majority vote of the shareholders attending the meeting, that the compensation of the members of the Statutory Audit Committee should be fixed at five thousand reais (R$ 5,000.00) monthly, in compliance with the provisions in Law 6404/76.

6.6       Proceeding to the matters related to the Special Shareholders Meeting, as for item “1” of the agenda, approval by majority vote of the shareholders attending the meeting of the wording of article 5 of the bylaws, as suggested by the Board of Directors at a meeting held on 06.08.2006, in which the increase of the capital stock of the company was approved, due to the capitalization of part of the special premium reserve corresponding to the tax benefit arising out of the corporate restructuring processes carried out in the past for such purpose under the terms permitted in CVM Instruction no. 319/99, which article shall hereinafter read as follows: “Art. 5 – The subscribed and fully paid-up capital is six billion, three hundred and forty-seven million, seven hundred and eighty-four thousand, three hundred and thirty-four reais and fifty-four cents (R$ 6,347,784,334.54), represented by one billion, four hundred and forty-two million, one hundred and seventeen thousand, seven hundred and forty-five (1,442,117,745) shares, of which five hundred and twenty-four million, nine hundred and thirty-one thousand, six hundred and sixty-five (524,931,665) are common shares and nine hundred and seventeen million, one hundred and eighty-six thousand, and eighty (917,186,080) are preferred shares, all of them registered, of book-entry type and with no face value.”

6.7       As for the last item of the Agenda, ratification by majority vote of the shareholders attending the meeting, of the election of the following Directors: Messrs. Manoel Luiz Ferrão de Amorim, Brazilian, married, engineer, holder of identity card RG nº 37.166.830-X SSP/SP, enrolled with the CPF/MF under nº 509.274.777-34 and with CREA/RJ under nº 83103423-9, resident and domiciled in the Capital of the State of São Paulo, with business address at Rua Martiniano de Carvalho, 851, São Paulo – SP, elected on 09.13.2006; Rui Manuel de Medeiros D’Espiney Patrício, Brazilian, married, lawyer, holder of identity card nº 080.27383-2, issued by IFP/RJ, enrolled with the CPF/MF under nº 656.812.078-20, with business address at Ladeira de Nossa Senhora, 163, Glória, Rio de Janeiro/RJ, 22211-100 and João Pedro Amadeu Baptista, Portuguese, married, engineer, holder of Portuguese passport nº G045863, valid until 03.01.2011, resident and domiciled in the city of Lisbon, Portugal, with business address at Avenida Fontes Pereira de Melo, nº 40, 11º andar, 1069-300, in the city of Lisbon, Portugal, both elected on 05.10.2006. As explained at the time of their election, the Directors will supplement the term of office in course, that is, until the 2009 General Shareholders Meeting, and they declare not to have been convicted for any crime provided for by law which might prevent them from exercising business activities, as well as they executed the statement required in CVM Instruction no. 367/2002 at the time they signed their respective Instruments of Investiture.

6.8       After all the matters of the Agenda were discussed and voted, the Chairman of the Meeting, in compliance with §3 of article 289 of Law 6404/76, informed the shareholders that the management of the Company decided to use newspaper “Gazeta Mercantil”, in substitution for “Jornal Valor Econômico” for publishing the materials required in Law 6404/76 and that the same meets the requirements set forth in CVM Instruction no. 207/94.

7. APPROVAL AND SIGNATURES: Since all the matters of the agenda were thoroughly examined, the minutes of the meeting were read, approved and signed by the attendees, with the shareholders being aware of their drawing-up as a Summary of the facts. It has been further recorded that, in compliance with §2 of article 130 of Law 6404/76, they authorize the publication of the minutes without the signatures of the shareholders.

Signatures: Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting, Simone Wilches Braga – Secretary of the Meeting; Brasilcel, N.V., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda. – by proxy, Breno Rodrigo Pacheco de Oliveira; Avista Participações Ltda., Portelcom Participações S/A – by proxy, Simone Wilches Braga; Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação dos Economiários Federais – FUNCEF – by proxy, Matheus Corredato Rossi; The Bank of New York – by proxy, Cristiane da Silva Rensi; Morgan Stanley Institutional Fund, Inc., Active International Allocation Port, Morgan Stanley Dean Witter International Fund, Norges Bank, College Retirement Equities Fund, Fidelity Advisor Series VIII: Fidelity Advisor Emerging Markets Fund, Vanguard Investment Series, PLC, Fidelity Investment Services Ltd. For and on Behalf of FID Inst Em Mkts FD, JPMorgan International Equity Index Fund – by proxy, Daniel Alves Ferreira; Vanguard Emerging Markets Stock Index Fund, Fidelity Emerging Markets Funds, Fidelity Latin America Funds, Panagora Group Trust, Bell Atlantic Master Pension Trust, Fidelity Advisor Series VIII: Latin America Fund, Global Investments Fund, Barclays Global Investors, The Master Trust Bank of Japan Ltd, RE, Van Kampen Series Fund, Inc., Van Kampen Global Equity, Kansas Public Employees Retirement System, Emerging Markets Sudan Free Equity Index Fund, Wells Fargo Master Trust Diversified Stock Portfolio, Aegontransamerica Ser Fund Inc V K AC Int All, Ishares MSCI Brazil (Free) Index Fund, Fidelity Investment Trust Latin America Fund, Texas Education Agency, Goldman Sachs & Co. – by proxy, Daniel Alves Ferreira; Polo Norte FI Multimercado, Pólo Fundo de Investimento em Ações, Vinson Fund LLC – by proxy, Lucila Prazeres da Silva; Green HG Fund LLC, Hedging Griffo Verde Master FIM, Hedging-Griffo Verde Fundo de Investimento Financeiro, Hedging Griffo Verde 14 FIM, HG Agar FIM, HG Beta 14 FIA, HG Camino FIA, HG Cerejeira FIA, HG Global Macro Master Fund LLC, HG Hiper FIM, HG Pilar FIF, HG Private FIM, HG Raphael FIA, HG Turbus FIM, Hedging Griffo Carteira Administrada - Real Fundo de Investimento Financeiro, HG Master Fundo de Investimento Financeiro, Hedging Griffo Star Fundo de Investimento Multimercado, Hedging Griffo TOP - Fundo de Investimento Multimercado, HG Top 30 Fundo de Investimento Financeiro - by proxy, Lucila Prazeres da Silva; OPP I FIA, Opportunity 3FS FIA, Opportunity Bolsa Estratégica FIA, Opportunity Carteira Ativa FIA, Opportunity Lógica II F.I.A., Opportunity Lógica II Institucional FIA, Opportunity Mercado A Vista FIA, Opportunity Midi 90 Fundo de Inv.Multimercado, Opportunity MIDI FIF, Opportunity Renda Variável FIA, Opportunity Seleção de Ativos FIA, Opportunity Selezione FIA, Opportunity Special FIA, Luxor Fundo de Investimento Multimercado, Parcom Participações S.A., Forpart S.A., Santa Luzia Comercial e Participações LTDA., Codsal S.A. – by proxy, Lucila Prazeres da Silva; BB Carteira Livre I FIA - by proxy, Matheus Corredato Rossi.

We hereby certify that this is a faithful copy of the original minutes that were drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira	Simone Wilches Braga
Chairman of the Meeting – OAB/RS 45.479	Secretary of the Meeting – OAB/RJ 97.249

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.